200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHRISTOPHER P. HARVEY christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

August 27, 2012

VIA EDGAR

Ms. Becky Marquigny

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Registrant”)

File No. 333-182611; Form N-14 filed on EDGAR on July 10, 2012

Dear Ms. Marquigny:

This letter responds to the comments to the Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”) for the Registrant, with respect to reorganizations in which six series of the Registrant (each, an “Acquired Fund”) will combine with six other series of the Registrant (each, an “Acquiring Fund,” and, collectively with the Acquired Funds, the “Funds”) as follows: (i) 500 Index Trust with 500 Index Trust B; (ii) American Blue Chip Income and Growth Trust with American Growth-Income Trust; (iii) International Equity Index Trust A with International Equity Index Trust B; (iv) International Opportunities Trust with International Growth Stock Trust; and (iv) Total Bond Market Trust A with Total Bond Market Trust B (the “Reorganizations”). These comments were provided to Philip T. Hinkle and Christopher D. Carlson of Dechert LLP (“Dechert”) by telephone on August 3, 2012 by Ms. Marquigny of the staff of the Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments are reflected in a definitive copy of the Proxy Statement/Prospectus filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended.1

[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton

San Francisco     Silicon Valley    Washington DC    EUROPE    Brussels    Dublin    London    Luxembourg    Moscow

Munich    Paris    ASIA     Beijing     Hong Kong

Cover Pages and Introduction to the Proxy Statement/Prospectus

1. SEC Staff Comment: The Proxy Statement/Prospectus contains various references to the replacement after the relevant Reorganization of certain shares issued by certain Acquiring Funds with shares having an equal value of a different class of shares of the same Acquiring Fund in a Reorganization (the “Replacements”) by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) and John Hancock Life Insurance Company of New York (“John Hancock NY”). Please supplementally explain what the roles of John Hancock USA and John Hancock NY with respect to the Replacements are and whether they will be communicating with affected contract owners regarding the Replacements.

Response: John Hancock USA and John Hancock NY will be effecting the Replacements and communicating with affected contract owners regarding the Replacements.

2. SEC Staff Comment: Please disclose the name of the Registrant’s administrator (as defined in Item 22(a)(1)(i) of Schedule 14A) or direct the Staff’s attention to where the identity of the Funds’ administrator is disclosed.

Response: JHIMS provides all administrative services to the Registrant and page 2 of the “Introduction” section states that “JHIMS also provides to JHVIT certain financial, accounting and administrative services...”

3. SEC Staff Comment: The second paragraph of the “Introduction” section notes that the Registrant sells its shares of its series to, among others, “certain entities affiliated with the insurance companies.” Please identify these entities or describe the categories of purchasers to which the Registrant sells shares of its series.

Response: In order to reflect the conditions of Section 817(h) and other provisions of the Internal Revenue Code and regulations thereunder, shares of JHVIT may be purchased only by the following eligible shareholders: (i) separate accounts of the John Hancock insurance companies and other insurance companies and certain of their affiliates; and (ii) any trustee of a qualified pension or retirement plan. Disclosure has been added responsive to this comment.

Overview of the Reorganizations

4. SEC Staff Comment: Please define the term “effective advisory fee rate” referred to in the third paragraph of this section or explain how this differs from the advisory fee rates that are disclosed in the Proxy Statement/Prospectus.

Response: The Registrant has revised the Proxy Statement/Prospectus to explain that the effective advisory fee rate means the actual advisory fee rate charged, including the application of breakpoints.

5. SEC Staff Comment: Please confirm whether shares of an Acquired Fund may be available for purchase between the Record Date and the Exchange Date. If so, and if a future contract owner may experience different treatment after purchase (for example, in a Reorganization in which a Replacement is to occur), please revise the disclosure to describe what the differences are.

Response: Shares of Acquired Funds will be available for purchase between the Record Date and Exchange Date. The Registrant will be notifying potential new contract holders of the pending Replacements as applicable. After the Exchange Date, contract holders receiving new shares in the Replacement will continue to be able to purchase shares in this new class. The Registrant has updated the disclosure accordingly.

Comments Applicable to Multiple Proposals

6. SEC Staff Comment: The Staff notes that investments in other investment companies, including ETFs, are described as principal strategies for certain Acquired and Acquiring Funds in proposals 1, 3 and 4, yet such Acquired and Acquiring Funds do not separately disclose “Acquired Fund Fees and Expenses” (“AFFE”) in their Annual Fund Operating Expenses tables. Please confirm whether the applicable descriptions of the Acquired and Acquiring Funds’ principal investment strategies and/or the Annual Fund Operating Expenses tables accurately reflect such Acquired and Acquiring Funds’ investments in other investment companies or revise the Proxy Statement/Prospectus accordingly.

Response: The Registrant confirms that the descriptions of the Acquired and Acquiring Funds’ principal investment strategies and the fee and expense tables are accurate with respect to investments in other investment companies. The Registrant notes that a principal investment strategy to invest in other Funds does not necessarily lead to levels of AFFE that would require a separate Annual Fund Operating Expenses table caption under the instructions to Item 2 of Form N-1A, which require such a separate item only if AFFE exceeds one basis point.

7. SEC Staff Comment: The staff notes that, for the Acquiring Funds subject to an expense cap, footnote (A) to each Annual Fund Operating Expenses table states “Total Operating Expenses” excludes short dividends and acquired fund fees, each of which are required to be included under the caption Total Operating Expenses in the Annual Fund Operating Expenses table per Item 3 of Form N-1A, as incorporated by Form N-14. Please clarify that such definition in footnote (A) only applies for purposes of the expense cap.

Response: The Registrant has revised the disclosure in footnote (A) to each relevant Annual Fund Operating Expenses table for the applicable Acquiring Funds to clarify the expenses to which the expense cap applies.

8. SEC Staff Comment: The Staff notes that a footnote in the Investment Management Fees table for certain Funds states that Aggregate Net Assets includes certain series of JHF II. Please clarify the relationship between the series of JHF II and the Registrant.

Response: The Registrant has revised the footnote to clarify that JHF II is part of the John Hancock fund complex.

9. SEC Staff Comment: The Staff notes that for several proposals, the principal risk disclosure may not be consistent with the principal risks listed as applicable to the Funds in the section “Additional Information About the Funds—Principal Risks of Investing in the Funds.” Please confirm that the disclosure of principal risks is accurate with respect to risks that are unique to an Acquired or Acquiring Fund or revise the Proxy Statement/Prospectus accordingly.

Response: The Registrant has reviewed all risk disclosure and has revised certain headings in the section “Additional Information About the Funds—Principal Risks of Investing in the Funds” accordingly.

10. SEC Staff Comment: For each proposal that contains investment strategies or risk disclosure that describes investments in derivative instruments, please confirm that the Registrant has considered whether disclosure regarding the use of derivatives is specific to each Fund and appropriate. Please see the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”).

Response: The Registrant confirms that it has reviewed the derivatives disclosure included in the Proxy Statement/Prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

11. SEC Staff Comment: The Staff notes that the performance bar charts appear blurry and are difficult to read. Please address this.

Response: These charts will be set forth in clear type when printed by a financial printer.

12. SEC Staff Comment: The Staff notes that certain proposals: (1) contain inception dates in the Average Annual Total Returns tables for classes or series that do not disclose “since inception” returns; and (2) include performance data dating back prior to the date of the applicable Fund’s inception. See, for example, the Average Annual Total Returns table for proposal 3 with respect to the Acquiring Fund. Please explain the reason for this or revise the applicable tables to add since inception returns.

Response: For certain classes of certain Funds with inception dates after the inception date of the initial class of such Funds, the Registrant has adopted a convention in its registration statement on Form N-1A of presenting performance based on the initial class of the shares for all subsequently introduced classes. The Registrant includes such disclosure for the period from the date of inception of the initial class to the date of inception of the subsequently introduced class. The Registrant has adopted a similar convention for certain series with predecessor funds.

The Registrant believes that presenting such information, with appropriate explanatory disclosures, provides more meaningful performance comparisons for contract holders. Otherwise, contract holders having contract values invested in a class of an Acquired Fund with a short history may mistakenly believe that they have no means of ascertaining the long-term performance of the relevant Acquiring Fund. As such, the Registrant will continue to present pre-inception performance information for such classes and Funds.

13. SEC Staff Comment: The Staff notes that a footnote to the Annual Fund Operating Expenses table for certain proposals suggests that the Acquiring Fund is establishing new classes of shares in connection with the Reorganization. For the proposals that will involve the establishment of a new class of shares, please add an explanation earlier in the text of the proposal.

Response: Accepted. The Registrant has updated all relevant disclosure.

14. SEC Staff Comment: Please add the disclosure required by Item 8 of Form N-1A, as incorporated by Items 5 and 6 of

Form N-14 relating to financial intermediary compensation.

Response: The Registrant notes that it does not make such payments and this disclosure is not included in its prospectus on Form N-1A. The Registrant therefore does not believe it is appropriate to include in this Proxy Statement/Prospectus any such disclosure and respectfully declines to add this disclosure.

15. SEC Staff Comment: For proposals that have anticipated decreases in Acquired Fund assets prior to a Reorganization, please confirm that the pro forma financial information in the Annual Fund Operating Expenses and examples tables reflect such decrease in assets rather than the assets as of the end of the last fiscal year.

Response: The Registrant confirms that the relevant pro forma financial information in the Annual Fund Operating Expenses and examples tables reflects the expected decreases in assets rather than the assets as of the end of the fiscal year for the applicable proposals, as revised per comment 44, below.

16. SEC Staff Comment: For each relevant proposal, please confirm that the Replacements are not reflected in the pro forma expenses included in the Annual Fund Operating Expenses and example tables.

Response: The Registrant confirms that the Replacements are not reflected in the pro forma Annual Fund Operating Expenses and examples tables.

17. SEC Staff Comment: Please consider mailing the Semi-Annual Report to Shareholders for the six-month period ended June 30, 2012 with the Proxy Statement/Prospectus or indicating in the section “Investment Management Fees/Subadvisory Arrangements” when it was mailed.

Response: The Registrant has revised the disclosure to note that the Semi-Annual Report will be mailed to contract owners on or before August 30, 2012.

18. SEC Staff Comment: Please ensure that the headings in all tables are appropriately aligned and repeat on successive pages if the table breaks over to a second page.

Response: The Registrant confirms that the headings for all tables are appropriately formatted.

Proposal 1

19. SEC Staff Comment: The Comparison of Acquired and Acquiring Funds and the principal investment strategies disclose that the Acquiring Fund may invest in a broader range of derivatives than the Acquired Fund, but this does not appear to be reflected in its risk disclosure. Please reconcile or explain the reason for the difference.

Response: The Registrant notes that, although there are slight distinctions between the categories of derivatives investments included in the Funds’ principal investment strategies, the Registrant has determined that these different categories present the same types of principal risks.

Proposal 2

20. SEC Staff Comment: In the first bullet point under Comparison of Acquired and Acquiring Funds, identify the capitalization range of the Acquiring Fund’s investments.

Response: The Registrant notes that the Acquiring Fund’s principal investment strategies are not limited to a capitalization range. As such, the Registrant respectfully declines to change this disclosure.

21. SEC Staff Comment: It is not clear what is being contrasted in the second bullet point under Comparison of Acquired and Acquiring Funds regarding the percentage of assets invested in companies domiciled outside of the United States. Please revise the disclosure as necessary.

Response: The Registrant has clarified the summary comparison to make clear that the Acquiring Fund is not subject to a limitation that investments in securities of issuers domiciled outside of the United States be listed or traded in the United States.

22. SEC Staff Comment: In the third bullet point under Comparison of Acquired and Acquiring Funds, please clarify what effect the difference in credit quality has on the Funds’ holdings or revise to highlight another difference between the two Funds.

Response: Accepted. The Registrant has clarified the comparison to note that the Acquiring Fund could invest in securities of issuers with debt that is not rated investment grade.

23. SEC Staff Comment: If the Acquired and Acquiring Fund’s risks are identical, please state that fact under “Principal Risks of Investing in the Funds.”

Response: The heading to the principal risks disclosure state that they are “applicable to both Funds.” The Registrant believes this appropriately conveys this concept and respectfully declines to modify this disclosure.

Proposal 3

24. SEC Staff Comment: Please spell out the full name of the “MSCI ACWI ex USA Index.”

Response: Accepted.

25. SEC Staff Comment: Please remove the word “normally” from the statement “Each fund is normally fully invested” in the Principal Investment Strategies section or elaborate on the circumstances in which a fund would not be fully invested.

Response: The Registrant confirms that its disclosure is accurate and that each Fund would not be fully invested only in unusual circumstances, such as market disruptions causing unavailability of investments consistent with such Fund’s principal investment strategies. As such, the Registrant respectfully declines to amend this disclosure.

26. SEC Staff Comment: The Staff notes that the Principal Investment Strategies disclosure for each Fund states that each Fund has the ability to invest in money market funds and includes a parenthetical stating that such money market funds include those advised by the adviser or sub-adviser. The Staff requests that the Registrant: (i) disclose the potential conflicts of interest that may arise in this situation; (ii) direct the Staff’s attention to where such conflicts are disclosed; or (iii) confirm that no such conflicts exist.

Response: This disclosure is consistent with the Acquired and Acquiring Funds’ prospectuses on Form N-1A, and the Registrant believes such disclosure appropriately alerts investors of any potential conflict of interest. As such, the Registrant respectfully declines to amend this disclosure.

Proposal 4

27. SEC Staff Comment: Please confirm that the combined portfolio would not cause the Acquiring Fund to exceed its 20% limitation on investments in developing countries or confirm that the avoidance of this possibility has been reflected in the pro forma financials.

Response: The Registrant confirms that the Reorganization would not cause the Acquiring Fund to exceed such limitation.

28. SEC Staff Comment: Please confirm the accuracy of the Acquiring Fund’s 80% policy to invest “in stocks of any market capitalization.”

Response: The Registrant confirms that the Acquiring Fund’s 80% policy is correct as stated in the Proxy Statement/Prospectus. The Registrant notes that, as a Fund with a name that does not suggest a focus in a particular capitalization range, the Registrant believes this is appropriate and consistent with Rule 35d-1 under the Investment Company Act of 1940 and the applicable SEC staff guidance thereunder.

Proposal 5

No specific comments.

Information About the Reorganizations

Agreement and Plan of Reorganization

29. SEC Staff Comment: The Staff notes that the description states that the Registrant “may waive compliance with any of the covenants or conditions made” in the Plan. Briefly explain what would happen if the Registrant waived compliance with certain conditions of the Plan. If this is not expected to result in material adverse consequences to a Fund, please so state.

Response: The Registrant does not expect to waive any conditions in the Plan. The Registrant would waive a condition consistent with applicable law and rules and only in a way that would not be expected to result in adverse consequences to the applicable Fund. The disclosure in this section merely recites significant terms of the Plan and the Registrant therefore respectfully declines to revise this disclosure.

30. SEC Staff Comment: Please clarify what expenses would be covered by JHIMS if a Reorganization is not consummated as to an Acquired Fund.

Response: The Registrant has revised the referenced disclosure to clarify that the expenses that would be covered by JHIMS if a Reorganization is not consummated would consist of legal, accounting, printing, and proxy solicitation and tabulation costs.

Board Consideration of the Reorganizations

31. SEC Staff Comment: The Staff notes that the disclosure regarding the Board’s considerations regarding the proposals includes descriptions of the performance of the Acquired and Acquiring Funds. The Staff requests the Registrant to please include more specific descriptions of Board considerations of Fund performance for each set of Reorganizations.

Response: The Registrant respectfully acknowledges the Staff’s comment. However, the Registrant believes the existing disclosure is appropriate and reflects the factors considered by the Board. Any changes to this disclosure would need to be approved by the Board. The Registrant therefore respectfully declines to modify this disclosure.

32. SEC Staff Comment: Please clarify whether the statement in the final paragraph of the section regarding the Board’s approval of the Plan on behalf of the Acquiring Funds also applies to all of the Acquiring Funds.

Response: The Registrant has clarified that the Board approved the Plan on behalf of each of the Acquired and Acquiring Funds.

Description of Securities to be Issued

33. SEC Staff Comment: The Staff notes that the fifth paragraph of this section refers to “assets or accrued liabilities that are not clearly applicable to a particular fund.” The Staff requests that the Registrant more fully explain this concept.

Response: The Registrant does not expect that any assets and liabilities will not be clearly allocable to a particular Fund. As a result, the Registrant respectfully declines to modify this disclosure and cannot anticipate at this time what any such assets or liabilities might be.

Federal Income Tax Consequences

34. SEC Staff Comment: The Staff notes the statement that Dechert may, for purposes of rending its tax opinion(s), “rely exclusively and without independent verification, as to factual matters” on statements in the Proxy Statement/Prospectus and in the Plan. Given that Dechert prepared the Plan and the Proxy Statement/Prospectus, please explain whether this involves a conflict of interest.

Response: The Proxy Statement/Prospectus was drafted based on information provided by the Registrant and the Registrant has approved its content. As such, the Registrant and Dechert believe that this does not present a conflict of interest.

Additional Information About the Funds

Principal Risks of Investing in the Funds

35. SEC Staff Comment: The Staff notes that the third paragraph in this section appears to imply that the Registrant is relieved of its disclosure obligations as a result of future legislative or regulatory actions. Please revise to remove this implication.

Response: The Registrant respectfully disagrees with this comment. The Registrant believes the existing disclosure is appropriate. This disclosure is included in the Registrant’s registration statement on Form N-1A and describes the possibility that future legislative and regulatory actions, including those arising from the Dodd-Frank Wall Street Reform and Customer Protection Act, may affect the Funds in ways that are currently unforeseeable. Registrant believes this is a true statement and that its inclusion is necessary and appropriate to advise investors of the fact that such actions may have effects that are unpredictable. This disclosure does not relate to circumstances in which the Registrant would or would not revise its risk disclosure to address foreseeable risks. Accordingly, the Registrant respectfully declines to amend this disclosure.

36. SEC Staff Comment: The risk factor “active management risk” states that a Fund “generally does not attempt to time the market.” Please delete the word “generally” in this statement or explain why this qualifier is necessary.

Response: The Registrant notes that this disclosure is consistent with the corresponding disclosure in the Registrant’s registration statement on Form N-1A. The Registrant believes it is merely referring to a situation where a Fund would not be fully invested, and respectfully declines to amend this disclosure.

CRMC, the Subadvisers and Portfolio Managers

37. SEC Staff Comment: Consistent with Instruction 2 to Item 5(b) of Form N-1A and Item 10(a)(2) of Form N-1A as incorporated by Form N-14, please: (1) consider limiting the disclosure of the names of the portfolio managers (where there are more than five portfolio managers) to five; and (2) explain the differences in responsibilities where more than one portfolio manager with the same title is listed for a Fund.

Response: Instruction 2 to Item 5(b) of Form N-1A is permissive and states that a Fund “need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio” (emphasis added). The Registrant believes this is material information and that this disclosure should be consistent with the Fund’s Prospectus on

Form N-1A. The Registrant confirms that the disclosure regarding the roles of the various portfolio managers is accurate and consistent with the corresponding disclosure in its registration statement on Form N-1A. The Registrant therefore respectfully declines to modify this disclosure.

Disruptive Short Term Trading

38. SEC Staff Comment: Please clarify what Acquired or Acquiring Funds are most susceptible to market timing. The Staff notes the numbered statements at the end of this section stating that market timers may target funds with significant investments in certain foreign, high yield, small cap and other types of securities.

Response: The Registrant monitors each Fund for disruptive short term trading activities and addresses such activities as it deems necessary. However, the Registrant respectfully declines to list the Funds it believes are most susceptible to market timing activity in the Proxy Statement/Prospectus.

Tax Matters

39. SEC Staff Comment: Please clarify how the first non-introductory paragraph regarding diversification requirements and qualification as a regulated investment company under the Code applies to Funds in a master-feeder structure or confirm that it is accurate with respect to such Funds.

Response: The Registrant confirms that the discussion is accurate with respect to Funds in a master-feeder structure.

Outstanding Shares and Share Ownership

Acquiring Funds

40. SEC Staff Comment: Footnote “†” is missing a textual anchor. Please correct or delete the footnote.

Response: The Registrant added the appropriate anchor.

Part C

41. SEC Staff Comment: To the extent possible, identify the most relevant exhibits for the Acquired or Acquiring Funds to ensure that relevant material is not obscured by material relating to other series of the Registrant not relevant to this Proxy Statement/Prospectus.

Response: The Registrant had removed references to certain items that relate to other series of the Registrant not relevant to the Acquired and Acquiring Funds in the initial version of the Proxy Statement/Prospectus to facilitate ease of reader comprehension. The Registrant does not believe that any additional modifications are necessary and, therefore, respectfully declines to make further modifications to the Part C.

Accounting Comments

42. SEC Staff Comment: Please update the reference to the file number of the SAI that relates to the Proxy Statement/Prospectus on the cover page, as the current file number relates to a prior filing.

Response: Accepted.

43. SEC Staff Comment: In footnote (A) to the Annual Fund Operating Expenses table for the Acquiring Funds that have expense caps, clarify that “Total Operating Expenses” excludes Rule 12b-1 fees.

Response: The Registrant confirms that it has updated the relevant disclosures to clarify the expenses to which the relevant expense cap applies.

44. SEC Staff Comment: In the Annual Fund Operating Expenses tables presented in proposals 1, 4 and 5, please base the pro forma combined expenses on the expected decreased net assets for the Acquired Fund.

Response: Accepted.

45. SEC Staff Comment: For proposal 1, in the Acquired Fund’s average annual total return table, change the caption of the “since inception” column to “Ten Year.”

Response: Accepted.

46. SEC Staff Comment: For proposals 1 and 2, include the ten year performance of the benchmark index in the average annual total return tables.

Response: Accepted.

47. SEC Staff Comment: For proposals 3 and 5, in the Acquired Fund’s average annual total return tables, include the performance of the benchmark since the Acquired Fund’s inception date.

Response: Accepted.

48. SEC Staff Comment: For proposal 5, please reconcile the six month return of the benchmark in the average annual total return table for the Acquired and Acquiring Fund.

Response: The Registrant has updated the disclosure.

Capitalization Tables

49. SEC Staff Comment: In the description of the pro forma adjustments for proposal 5, replace “decreases” with “increases” in the statement “increases in outstanding shares.”

Response: Accepted.

Accounting Survivor

50. SEC Staff Comment: For all proposals, please explain supplementally which Fund will be the accounting survivor following the close of each Reorganization.

Response: In determining which Fund should be considered to be the accounting survivor of a Reorganization, the SEC staff has stated that the factors to be considered include each Fund’s: (1) investment adviser (including the portfolio managers employed or that that will be employed following the Reorganization); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition. Based on these factors, the Registrant has determined that each surviving fund after each Reorganization is completed will most closely resemble the relevant Acquiring Fund, which will be the accounting survivor for such Reorganization.

*    *    *

We hope that the foregoing is responsive to your request made on August 3, 2012. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey